

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 23, 2009

Via U.S. Mail and Fax (424.210.3636)
Mr. Robert N. Fried
Chief Executive Officer
Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, DE 19801

> **RE: Ideation Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 001-33800**

Dear Mr. Fried:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part II. Item 9A. Control and Procedures, page 40

1.   Please amend your Form 10-K to also disclose the conclusion of your principal executive officer regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. We note that your current disclosure only discusses the conclusion of your principal financial officer. Refer to Item 307 of Regulation S-K.

2.   Please also amend your Form 10-K to include the disclosure required by Item 308T(a)(2) of Regulation S-K regarding the framework used by management to evaluate the effectiveness of the company's internal controls, and the disclosure required by Item 308T(a)(3) of Regulation S-K regarding management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Signature page

3.   Please revise the amended Form 10-K to identify the individual signing the Form 10-K as your controller or principal accounting officer. See General Instruction D.(2)(a) to Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3815 with any questions

Sincerely,

Larry M. Spirgel
Assistant Director